October 30, 2012
Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011 (“Form 10-K”), Filed March 8, 2012
Response Dated September 10, 2012
File No. 0-51515
Dear Mr. Mew:
This letter responds to the comment raised in your supplemental letter dated October 3, 2012 regarding your review of the above-referenced Form 10-K. We have repeated your comment below, in italics, followed by our response.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

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We noted in your response to prior comment 1 that you believe the overall impact of your Canadian pretax loss in fiscal year 2011 was relatively insignificant to your Company as a whole. Notwithstanding this belief, please tell us the key variables and other factors that contributed to the material difference between your domestic operating results and your Canadian operating results. In this regard, it is unclear from your disclosure the reasons related to the pretax losses generated by your Canadian operations for the past three fiscal years while your domestic operations have historically generated pretax income.

Response: As we noted in our prior letter, in 2011 we operated 26 distribution centers (excluding two distribution facilities we operate as a third party logistics provider) in various locations throughout North America. At that time, we had 22 distribution centers in the United States and four in Canada. The Company aggregated all 26 of these distribution centers into a single reporting business segment because they have similar economic characteristics which are derived primarily from their singular mission of servicing the convenience store industry across North America.

As a broad-line distributor to the convenience store industry, we earn a very modest gross profit from our operations, whether in the U.S. or Canada, relative to other industries. There may be times where a particular distribution center experiences temporary operating inefficiencies which impact its profitability. This could be due to the integration of a new customer, excessive employee turnover, a shortage of available truck drivers or other operational factors. These operational issues and variability among distribution centers can occur in our U.S. as well as Canadian distribution centers. However, given the relatively small number of distribution centers in Canada, operational issues affecting a single distribution center in Canada tend to have a much greater impact, positive or negative, on Canada's overall financial performance than a similar operational issue affecting a U.S. distribution center has on the overall financial performance of the U.S. operations.

Two of our distribution centers in Canada (Alberta and Ontario) have experienced operational challenges over the past three years which have been the major driver of the pretax losses in Canada. While these operational challenges may have been material to the affected distribution center, in the opinion of the Company's management, they were not material to the Company's overall performance and were therefore not specifically discussed in the Company's MD&A. It might be worth mentioning that the combined Canadian operations generated a pre-tax profit through the first nine months of 2012.

Our distribution center in Alberta has experienced difficulties attracting and retaining qualified drivers for the past several years due primarily to the thriving oil exploration and processing industry in the region. In order for this distribution center to maintain service to its customers, it was forced to pay its drivers extensive overtime and utilize higher-cost third party freight carriers and temporary drivers. To address this, the Alberta distribution center increased wages for drivers to be more competitive and made changes to other operating practices to minimize driver turnover. In addition, management of the Alberta facility identified and began to eliminate service in 2011 to certain unprofitable customers that were located in some cases several hours away. Through the first nine months of 2012, our distribution center in Alberta has been profitable due primarily to the changes mentioned above.

In 2008, we opened a large distribution center in Ontario, Canada, to service stores for our largest customer. We have been making progress in capturing additional business from the robust convenience store market in Ontario. However it takes time to start-up, integrate and expand business in a new distribution facility to the point where it fully leverages its operating costs.

Similar to our Canadian distribution centers, we regularly have distribution centers in the U.S. that experience operational challenges that impact their profitability. However, given that there were 22 distribution centers in the U.S. at the end of 2011, operational challenges at a single U.S. distribution center have less of an impact on the overall results for the U.S. To the extent that any of these operational challenges, whether in Canada or the U.S. are material, we discuss them in our MD&A.

While we believe we have historically disclosed the material trends related to our consolidated operating results, we recognize it may be helpful for investors to understand the geographic impact of certain material items we disclose. For example, inventory holding gains, which arise as manufacturers raise prices, are an integral part of our business in both the U.S. and Canada however the timing and extent of manufacturer price increases can vary. We disclosed in the table on page 27 of our Form 10-K for 2011, cigarette inventory holdings gains of $8.2 million for 2011 compared with $6.1 million in 2010 and candy inventory holding gains of $5.9 million compared with none in 2010. The U.S. realized $7.4 million and $5.6 million of the total cigarette holding gains in 2011 and 2010 respectively, while Canada realized $0.8 million and $0.5 million respectively. The U.S. realized the entire candy inventory holding gains in 2011. Going forward we will disclose in the footnotes to the gross profit table in our MD&A the amount of inventory holding gains attributable to the U.S. and Canada. In addition, we will continue to disclose in our MD&A those specific items or trends from our U.S. and Canadian operations that have a material impact on our overall consolidated financial condition and/or operating performance.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (650) 589-9445 with any follow up questions you may have.
Sincerely,
CORE-MARK HOLDING COMPANY, INC.
by:

/s/ Stacy Loretz-Congdon	/s/ Christopher Miller
Stacy Loretz-Congdon Chief Financial Officer	Christopher Miller Chief Accounting Officer

Cc:    J. Michael Walsh, President and Chief Executive Officer
Craig W. Adas, Partner, Weil, Gotshal & Manges LLP

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